Press Release	August 6, 2026

Largo Announces Senior Leadership Transition with Appointment of James Bannantine as Co-CEO Bringing Experience in Mining Turnarounds, Energy and U.S. Government Relationships

All amounts expressed are in U.S. dollars, denoted by "$".

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO), the world's largest primary vanadium producer, is pleased to announce the appointment of Mr. James Bannantine as Co-Chief Executive Officer and the retirement of Mr. Daniel Tellechea who will continue to serve as an advisor and board member. Mr. Bannantine will serve as Co-CEO alongside Executive Chairman and Co-CEO Mr. Alberto Arias.

James (Jim) Bannantine, has served as CEO of multiple mining companies with operations in Latin America and recently led the development and sale of the Los Calatos copper molybdenum project in Southern Peru. Jim previously served as CEO of Aura Minerals and Great Panther Mining, both TSX companies with multiple operating open pit mines in Brazil. Prior to his involvement in the mining sector, he was the South American divisional CEO for the integrated regional gas and power operations of a large energy and commodities company. Early in his career, Jim was a contracting officer for the U.S. Army Corps of Engineers. He has led turnarounds in multiple companies and multiple industries. He is a licensed Professional Engineer, a graduate of West Point and the Wharton School of Business, a former Army officer having served the U.S. in Central America and is fluent in Portuguese and Spanish.

Mr. Alberto Arias, Executive Chairman and Co-CEO of Largo commented: "We are thrilled to welcome Jim as our new Co-CEO of Largo Inc. His extensive experience makes him uniquely qualified across multiple critical areas of expertise important for Largo such as, open pit mining operational turnarounds in Latin America, energy sector leadership experience, work for the U.S. Department of Defense as an engineer and contracting officer and operating experience in both the mining and energy sectors in Brazil, where he lived for several years." Mr. Arias added: "We are confident that Jim's experience will help to further enhance operational efficiency, support capital discipline to advance strategic growth and value creation projects, and foster a culture of accountability."

Mr. Jim Bannantine added: "I am very excited to be joining Largo at this point in time. I am looking forward to the challenge of completing Largo's turnaround and executing on its many upsides, including its high purity vanadium business with the U.S. Defense Logistics Agency and the aerospace and defense sectors generally, its recent project to produce copper and precious group metals as byproducts of its vanadium operations, and the sales to and investment in the vanadium flow battery sector through its joint venture Storion Energy in the U.S. and Largo Physical Vanadium. I believe Largo is well positioned in each of these areas."

Jim assumes the Co-CEO role from Mr. Daniel Tellechea who is retiring from the Co-CEO role, but who will stay on as a company adviser for a period of time and remain a member of Largo's Board of Directors.

Mr. Alberto Arias commented, "I would like to thank and recognize Daniel for his critical contributions to Largo as CEO for the last three years. His decades of experience in the mining industry have been invaluable to Largo as the company implemented several operational efficiency improvements and cost reduction programs to manage a severe cyclical decline in vanadium prices. His senior leadership and encouragement have carried the Largo team through a very important time in its history."

About Largo

Largo is the world's largest primary vanadium producer and a globally recognized supplier of high-quality vanadium products, sourced from its world-class Maracás Menchen Mine in Brazil. As one of the world's largest primary vanadium producers, Largo produces critical materials that empower global industries, including steel, aerospace, defense, chemical, and energy storage sectors. The Company is committed to operational excellence and sustainability, leveraging its vertical integration to ensure reliable supply and quality for its customers.

Largo is also strategically invested in the clean energy storage sector through its 37.4% ownership of Storion Energy, a joint venture with Stryten Energy focused on scalable domestic electrolyte production for utility-scale vanadium flow battery long-duration energy storage solutions in the U.S.

The Company also holds a 100% interest in the Northern Dancer Tungsten-Molybdenum property located in the Yukon Territory, Canada, and 100% interest in the Currais Novos Tungsten Tailing Project near Natal, Brazil. Preliminary economic assessments were completed for each asset in 2011.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

###

For further information, please contact:

Investor Relations
Vera Abdo
Investor Relations Consultant
+1.640.223.6956
largoir@mzgroup.com

Cautionary Statement Regarding Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking information in this press release may include, but is not limited to, statements regarding the anticipated benefits of senior leadership transitions; the expected contributions of management to operational performance, capital discipline, strategic growth and value creation; the timing and amount of estimated future production and sales; customer demand and sales volumes; the timing and quantity of deliveries under the U.S. Defense Logistics Agency agreement; the Company's ability to fulfill contractual requirements and meet the technical and quality specifications of the U.S. Defense Logistics Agency agreement; the Company's strategic positioning in the U.S. critical minerals market; the impact of U.S. tariffs, exemptions and other trade measures; the future price of commodities; the Company's plans to produce copper and precious group metals as byproducts of its vanadium operations; and the Company's ability to execute its production, inventory and commercial plans and its strategy to drive sustainable growth, stronger cash generation and long-term shareholder value.

The following are some of the assumptions upon which forward-looking information is based: that general business and economic conditions will not change in a material adverse manner; that the new Co-CEO will successfully integrate into the Company's operations and that senior leadership transitions will not materially disrupt business operations; that the Company will be able to execute on its operational turnaround plans; demand for, and stable or improving price of V2O5 and other vanadium products, ilmenite and titanium dioxide pigment; that the current U.S. tariff exemption for vanadium oxides and hydroxides classified under HTSUS 2825.30 will remain in effect; receipt of regulatory and governmental approvals, permits and renewals in a timely manner; that the Company will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Company's operations at the Maracás Menchen Mine; the availability of financing for operations and development; the Company's ability to fund operations and meet its financial obligations as they come due; the availability of funding for future capital expenditures; the ability to replace current funding on terms satisfactory to the Company; the ability to mitigate the impact of heavy rainfall; the reliability of production, including, without limitation, access to massive ore, the Company's ability to procure equipment, services and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine are within reasonable bounds of accuracy (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based); the accuracy of the Company's mine plan at the Maracás Menchen Mine; the ability to obtain funding through government grants and awards for the Green Energy sector; that the Company's current plans for vanadium and ilmenite products can be achieved; the Company's ability to successfully produce copper and precious group metals as byproducts of its vanadium operations; the Company's "two-pillar" business strategy will be successful; the Company's ability to protect and develop its technology; the Company's ability to maintain its IP; the competitiveness of the Company's product in an evolving market; that the Company will enter into agreements for the sales of vanadium and ilmenite products on favourable terms and for the sale of substantially all of its annual production capacity; the Company's ability to attract and retain skilled personnel and directors; the ability of management to execute strategic goals; that the U.S. Defense Logistics Agency Strategic Materials IDIQ delivery order does not guarantee a minimum quantity of delivery orders and the value of actual orders may be less than the contract ceiling; the ability of the U.S. Government to terminate or modify such contract for convenience; the Company's compliance with export control, trade sanctions and government contracting regulations; uncertainty regarding future sales volumes and customer demand; changes in global trade policies, including the imposition of tariffs or other trade restrictions by the United States or other jurisdictions; and changes in U.S. Government procurement priorities, defense budgets or policies.

Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved", although not all forward-looking statements include those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential, or other characterizations of future events or circumstances contain forward-looking information. Forward-looking statements are not historical facts nor assurances of future performance but instead represent management's expectations, estimates, and projections regarding future events or circumstances. Forward-looking statements are based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedarplus.ca and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&A, which also apply.

Trademarks are owned by Largo Inc.